NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 27, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 16, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to an offer to purchase and merger agreement between SEACOR Holdings Inc. and Safari Merger Subsidiary, Inc., a wholly owned subsidiary of Safari Parent, Inc., which is controlled by affiliates of American Industrial Partners Capital Fund VII, L.P., which became effective on April 16, 2021, each share not previously purchased in the tender offer that is outstanding immediately prior to the effective time (other than shares held by stockholders who properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $41.50 per share, net to the seller in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 16, 2021.